CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

February 16, 2017

VIA EDGAR

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC Draft Registration Statement on Form S-1 Submitted October 3, 2016 Responses to Staff comments made by letter dated January 3, 2017

Dear Ms. Daniels and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 3, 2017 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was submitted on October 3, 2016 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012. Concurrently with the submission of this response letter, the Company is confidentially submitting the Amendment No. 1 to the original Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Company has enclosed with this letter a marked copy of the Amended Registration Statement (the “Marked Copy”), which was submitted today by the Company via EDGAR, reflecting all changes made to the Amended Registration Statement. All page references in the responses below are to the pages of the Marked Copy unless otherwise specified.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company supplementally advises the Staff that no written materials have been provided to potential investors by the Company, or on its behalf, in reliance on Section 5(d) of the Securities Act. If such written materials are used in the future in connection with the initial public offering (the “Offering”), the Company will supplementally provide copies thereof to the Staff.

2.	Please advise us if and when you plan to use sales literature in this offering. We note the supplemental sales materials referenced on page 154.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company intends to use the supplemental sales materials referenced on page 150 of the prospectus after the Registration Statement is declared effective by the SEC and the Offering has commenced.

3.	We note that you refer to the proposed offering as a “blind-pool” offering. Please revise the registration statement to provide complete disclosure regarding suitability standards, conflicts of interest and other applicable topics addressed in Industry Guide 5. Refer to Securities Act Release 33-6900.

The Company has endeavored to provide the disclosures described in Industry Guide 5 (“Guide 5”) to the extent that it believes that Guide 5 is applicable, appropriate and would be helpful to potential investors. The Company has reviewed the Securities Act Release No. 33-6900 (June 17, 1991) (“Release 33-6900”) and believes that it has met the standard articulated in Release 33-6900 by providing “clear, comprehensible and complete information regarding the issuer, security, offering transaction and the risks of the investments.”

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The requirements of the following sections of Guide 5 are contained in the prospectus:

Guide 5 Section	Disclosure in Prospectus

Cover Page	See “Cover Page.”
Suitability Standards	See “Suitability Standards.”
Summary of the Partnership and Use of Proceeds	See “Prospectus Summary” beginning on page 2; “Estimated Use of Proceeds” beginning on page 45; and “Distribution Policy” beginning on page 48.
Compensation and Fees to the General Partners and Affiliates	See “Compensation of the Manager, the Sub-Manager and the Managing Dealer” beginning on page 96; “Management—Management Agreement” beginning on page 85; and “Management—Sub-Management Agreement” beginning on page 91.
Conflicts of Interest	See “Prospectus Summary—What conflicts of interest exist between us, the Manager, the Sub-Manager and their respective affiliates” beginning on page 6 and “Conflicts of Interest and Certain Relationships and Related Party Transactions” beginning on page 101.
Fiduciary Responsibility of the General Partner	See “Management—Management Agreement —Indemnification” beginning on page 91; “—Sub-Management Agreement —Indemnification” beginning on page 94; and “Summary of Our LLC Agreement—Liability and Indemnification” beginning on page 109.
Risk Factors	See “Risk Factors” beginning on page 17.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Guide 5 Section	Disclosure in Prospectus

Prior Performance of the General Partner and Affiliates	See “Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates” beginning on page 52.
Management	See “Management” beginning on page 79.
Investment Objectives and Policies	See “Business—Business Strategy” beginning on page 67 and “—Acquisition Process” beginning on page 73.
Description of Real Estate Investments	N/A
Federal Taxes	See “Certain U.S. Federal Income Tax Consequences” beginning on page 117.
Glossary	N/A
Summary of Partnership Agreement	See “Summary of Our LLC Agreement” beginning on page 107.
Reports to Limited Partners	See “Reports to Shareholders” beginning on page 148.
The Offering—Description of the Units	See “Summary of Our LLC Agreement—Classes of Shares” beginning on page 107 and “Summary of Our LLC Agreement—Transfer of Our Shares” beginning on page 111.
Redemption, Repurchase and Right of Presentment Agreements	See “Summary of Our LLC Agreement—Transfer of Our Shares” beginning on page 111 and “Share Repurchase Program” beginning on page 135.
Plan of Distribution	See “Plan of Distribution” beginning on page 138.
Summary of Promotional And Sales Material	See “Supplemental Sales Material” beginning on page 150.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Guide 5 Section	Disclosure in Prospectus

Undertakings	See “Part II Information Not Required in Prospectus—Item 17. Undertakings.”

Appendix II: Prior Performance Tables	See “Appendix A: Prior Performance Tables” beginning on page A-1.

4.	Additionally, please explain to us why you believe you are a blind pool given that you are not investing in specific types of properties. Instead, you primarily intend to acquire mid-size operating businesses that may conduct a broad range of business activities. As noted under “Business” you may seek to acquire, without limitation, sellers of consumer products or business services and manufacturing businesses.

In response to the Staff’s comment, the Company supplementally advises the Staff that in similar offerings the Staff has acknowledged that an offering is a blind pool offering if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, since investors do not generally know what assets will be acquired by the registrant. Accordingly, the Company believes the Offering is a blind pool offering because it has not identified any assets to acquire with the net proceeds of the offering and, therefore, investors will not be able to evaluate any specific assets prior to purchasing common shares in the Offering.

Additionally, while the Company notes that many blind pool offerings are conducted by real estate-related companies, some of these companies do not invest in specific types of properties, but rather have broad discretion to invest in numerous asset classes. For example, the Company notes that the offering of Trilinc Global Impact Fund, LLC (Registration No. 333-185676), a non-traded limited liability company whose offering was initially a blind pool offering, has an investment strategy to acquire private debt instruments, including trade finance and term loans, whose counterparties are small and medium-size businesses in developing economies. This investment strategy targets a broad range of business activities without any limitation as to geographic or industry sectors.

5.	We note that purchases by your directors, officers and affiliates “will count toward meeting [the] minimum threshold.” Please revise where appropriate to address the extent to which there are any agreements, arrangements or understandings that such purchases may be conducted to meet the minimum.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 17 of the prospectus.

Prospectus Cover Page

6.	It is unclear what the specified time period is for your offering and whether you reserve the right to extend the offering beyond the termination date. Please disclose the termination date of the offering, whether you are able to extend the offering and the time periods for (a) any such extension and (b) return of investor funds if you do not meet the minimum.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus as requested.

7.	Please revise your cover page to disclose any anticipated volume discounts and provide a cross-reference to your volume discount disclosure. Additionally, please revise to provide aggregate and per unit compensation based on the minimum offering. See Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has added the requested disclosure and a cross-reference to the Company’s volume discount disclosure as footnote 5 to the table on the cover page of the prospectus. Additionally, the Company has revised the disclosure on the cover page of the prospectus to provide aggregate and per unit compensation based on the minimum offering.

8.	Please revise the list of significant risks to disclose that your board may modify or waive your current business and acquisition policies, criteria and strategies without prior notice and without shareholder approval. Additionally, please revise to disclose that prior to this offering, “CNL affiliates have only sponsored real estate and private credit investment programs,” as stated on page 52.

In response to the Staff’s comment, the Company has revised the disclosure to add the requested risks to the list of significant risks on the cover page of the prospectus.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Prospectus Summary, page 2

9.	We note disclosure that after the “initial per share public offering price,” you may offer shares at a price that you believe reflects the net asset value per share more appropriately than the prior month’s net asset value per share. It is not clear to us how adjusting the price is consistent with Item 501(b)(3), Rule 159 and Rule 415. For example, it appears that investors may not be in possession of the purchase price or other material information at the time of their investment decision. Additionally, please advise us how investors will be advised of any changes to the price. In this regard, it is unclear to us how you would be able to charge investors a different price without obtaining new subscription agreements that reflect the new price. It also appears you are not eligible to conduct a primary offering on Form S-3 for purposes of Rule 415(a)(4). For additional guidance regarding Rule 159, please also see Section IV.A of Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf. Please advise us of any registered offerings you are aware of where sponsors used a floating NAV and a product class of middle-market operating businesses.

In response to the Staff’s comment, the Company believes that it has complied with the requirements of Item 501(b)(3) of Regulation S-K (“Item 501(b)(3)”) and Rule 159 of the Securities Act (“Rule 159”).

Item 501(b)(3) requires disclosure of the offering price or the method by which the price is to be determined. The Company has revised the prospectus on page 51 under the caption “Determination of Net Asset Value—Net Asset Value Determinations in Connection with this Continuous Offering” to clarify the method by which the offering price is to be determined. Specifically, it has revised here and elsewhere in the prospectus to now reflect that (1) subscriptions will be closed on a weekly basis, (2) after the minimum offering requirement is satisfied, the board of directors of the Company (the “Board of Directors”) will determine the net asset value for each class of shares on a monthly basis and such determination will be ordinarily made within 15 business days after the end of the applicable month, (3) the offering prices will be changed to reflect changes in net asset value per share, (4) the Company will implement the price changes by preparing a supplement to the prospectus or by filing an amendment to the Company’s registration statement with the SEC, as appropriate, that discloses the new offering prices and (5) the new offering prices will not be effective until five business days after the Board of Directors determines to set new prices and the Company publicly discloses such prices in such supplement or amendment to the registration statement, as well as posting the updated information on the Company’s website. Accordingly, the Company believes that it has complied with the requirements of Item 501(b)(3).

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The Company notes that investors must have received a final prospectus for at least five business days before subscribing. Therefore, if an investor were to receive a final prospectus on the same day the Company publishes a new offering price, not only would such investor have the information regarding the new offering price and the effective date of such new offering price, but such investor would also not be permitted to subscribe for shares until the effective date of the new offering price (i.e., five business days after receiving the final prospectus), thus assuring that such investor will receive the same price as the price effective at the time of such investor’s subscription and as disclosed in the prospectus received by the investor.

Additionally, the Company has revised the disclosure on page 51 in the prospectus under the caption “Determination of Net Asset Value—Net Asset Value Determinations in Connection with this Continuous Offering” to indicate that it will calculate and publish its net asset value, and any resulting adjustment to the offering prices, within 15 business days after the end of each completed calendar month, with such new offering price to be effective five business days following such publication. Based on the Company’s detailed disclosure regarding its net asset value and determination of offering prices, as well as the disclosure under the caption “Risk Factors—Risks Related to This Offering and Our Shares—The offering prices may change on a monthly basis and investors may not know the offering price when they submit their subscription agreements,” investors are made fully aware that the offering prices may change on a regularly scheduled, monthly basis, and investors will be able to consider this in their decision regarding the timing of their subscription.

Lastly, an investor is not committed to purchase shares at the time their subscription order is submitted and any subscription may be canceled at any time before the time it has been accepted by the Company. The purchase price per share to be paid by each investor will be equal to the price that is in effect on the date the Company accepts such investor’s subscription agreement in connection with the Company’s weekly closings. Generally, an investor will know the weekly closing date that applies to their subscription. The Company has added disclosure on pages 10, 12, 17, 51, 138 and 145 of the prospectus to disclose that in the event the offering price is adjusted after an investor submits their subscription agreement and before the date the Company accepts such subscription, such investor will not be provided with direct notice of the adjusted offering price but will need to check the Company’s website or filings with the Commission prior to the closing date of the investor’s subscription. In these instances, an investor will have at least five business days after the adjusted offering price is published to consider whether to withdraw their subscription request before they are committed to purchase shares upon the Company’s acceptance.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

With the procedures and added disclosures outlined above, the Company believes that at the time an investor subscribes for shares (i.e., the time of sale as referred to in Rule 159), the prospectus will satisfy Item 501(b)(3) and will convey all material information relating to pricing because it will clearly convey the method by which the offering price has been determined and because the Company will announce price changes five business days in advance of the date they become effective it will convey the actual price to be paid by the investor.

The Company also notes the offerings of Trilinc Global Impact Fund, LLC (Registration No. 333-185676) and Greenbacker Renewable Energy Company LLC (Registration No. 333-178786) implemented the similar procedures as outlined above.

10.	We note the statement on page 8 suggesting that you may satisfy the $2 million minimum “in separate private placement transactions outside of this offering.” Please advise us whether and how you anticipate satisfying the minimum through private placements. Please advise us of the nature of the anticipated investors and offering efforts.

In response to the Staff’s comment, the Company supplementally advises the Staff that each of CNL Strategic Capital Manager, LLC (the “Manager”) and Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”) have agreed to contribute $2,500,000 to the Company in exchange for common shares (the “Seed Investment”) prior to satisfying the $2 million minimum offering threshold. Such issuances by the Company will rely on an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Additionally, the Company intends to conduct a private placement offering (the “Private Offering”) of up to $200 million of its common shares only to persons that are “accredited investors” (as defined in Rule 501 of Regulation D under the Securities Act). The placement agent for the Private Offering will be CNL Securities Corp. The proceeds of the Private Offering are expected to be used to acquire two assets from an affiliate of the Sub-Manager (the “Formation Transactions”). The Company intends to complete the Private Offering and consummate the Formation Transactions prior to the Company’s public filing of the Registration Statement. In conducting the Private Offering, the Company will rely upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Q: Will you use leverage?, page 4

11.	Please cross reference to the more detailed information appearing later in the prospectus and revise that disclosure to provide an example showing how the 25% target level will work.

In response to the Staff’s comment, the Company has added the requested cross-reference to the disclosure on page 5 of the prospectus. The Company has also revised the disclosure to remove the reference to the 25% target level on page 5 of the prospectus because the Company will not be subject to such a leverage ratio restriction.

12.	We note the reference on page 7 to an “allocation policy to ensure that [you] are treated fairly and equitably.” Please revise to cross reference to the description of the allocation policy. In this regard, we note the statement on page 74 that you “plan to adopt an allocation policy.”

In response to the Staff’s comment, the Company has added the requested cross-reference to the disclosure on page 7 of the prospectus. The Company supplementally advises the Staff that the Company is currently in the process of finalizing the allocation policy and, therefore, will revise the prospectus to disclose the material terms of the allocation policy once it is finalized.

Q: What is the current ownership structure of CNL Strategic Capital, LLC?, page 5

13.	Please revise to identify the contracts and relationships that involve fees and cross reference the page(s) where those fees are disclosed.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the prospectus as requested.

Q: How do I subscribe for shares?, page 10

14.	Please revise the Q&A to address whether investors may withdraw subscriptions between the time of submission and the time of acceptance.

In the response to the Staff’s comment, the Company has revised the disclosure on pages 10, 12, 51, 138 and 145 of the prospectus as requested.

Q: Are there any Investment Company Act of 1940 considerations?, page 14

15.	You state on page 14 that “We intend to conduct our operations directly and through wholly-owned or majority owned subsidiaries, so that the company and each of its subsidiaries do not fall within or are excluded from the definition of ‘investment company’ under the Investment Company Act.” However you also state on page 2 that “We intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies.” Please provide us with a detailed analysis as to why you and your subsidiaries either do not fall within the definition of investment company or are otherwise excluded from the definition of investment company and how your investment strategy supports your analysis. Please note that we will refer your response to the Division of Investment Management for further review.

In response to the Staff’s comment, the Company advises the Staff that it is not an investment company as defined under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). Sections 3(a)(1)(A) and (C) of the 1940 Act, define an “investment company” for purposes of the 1940 Act as an issuer that:

●	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

●	owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “40% Test”).[1]

Excluded from the term “investment securities” under the 1940 Act, among other instruments, are securities issued by majority-owned subsidiaries2 that are not themselves investment companies and are not relying on the exceptions under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company is not an “investment company” under Section 3(a)(1)(A) of the 1940 Act because it does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities. Rather, the Company is organized as a holding company that will be primarily engaged, through its wholly-owned and majority-owned subsidiaries, in the non-investment company businesses of these subsidiaries. The Company intends to acquire and grow durable, middle-market businesses and hold these companies with a long-term horizon. In the Registration Statement, the Company states that it intends to manage and grow its businesses with a long-term perspective and own these businesses with a long-term philosophy. Further, the Company states in the Registration Statement that it intends to conduct its operations so that the Company will not be required to register as an investment company. The Company will continue to monitor its public disclosure to ensure that such disclosure does not indicate that the Company is an investment company under the 1940 Act.

The Company is also not an investment company under Section 3(a)(1)(C) because it will not, and does not propose to acquire investment securities having a value exceeding 40% of the value of its total assets on an unconsolidated basis. As stated above, the Company will be primarily engaged, through its wholly-owned and majority-owned subsidiaries, in the non-investment company businesses of these subsidiaries. The Company’s assets will generally be comprised of equity and debt interests in its wholly-owned and majority-owned subsidiaries, whose businesses are concentrated in the consumer products, business services and light manufacturing industries. Because, the Company’s wholly-owned and majority-owned subsidiaries will fall outside the definitions of an investment company without the need to rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, none of these equity and debt interests will fall within the definition of “investment securities” under Section 3(a)(2). Therefore, the Company’s assets will generally be comprised of assets that are not “investment securities.”

[1]	A third definition of “investment company” is found in section 3(a)(1)(B) of the 1940 Act. The Company is not an investment company within the meaning of section 3(a)(1)(B) because it is not an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or that has been engaged in such business and has any such certificates outstanding.

[2]	A majority-owned subsidiary of a person is defined in section 2(a)(24) of the 1940 Act as a company 50% or more of whose outstanding voting securities are owned by such person.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Accordingly, the Company will pass the 40% Test and will not be considered an investment company under Section 3(a)(1)(C) of the 1940 Act. The Company advises the Staff that it intends to engage in an analysis with respect to each of the Company’s wholly-owned and majority-owned subsidiaries and intends to monitor its holdings in these subsidiaries on an ongoing basis and in connection with each of its acquisitions to determine its compliance with the 40% Test.

Risk Factors, page 16

We may acquire debt and minority interests in operating companies that are not in our target market…, page 35

16.	Please revise Summary and Business to clearly describe your “target market.” In this regard, we note you state on the cover page that you will acquire assets. In other locations you discuss acquiring businesses or controlling interests in businesses. Please revise to clarify your business plans. It is unclear under what circumstances you may acquire assets that are not businesses or controlling interests in businesses. It is also unclear how you define a controlling interest in a business and whether minority interests or debt may constitute a majority or substantial portion of your assets. Please also clarify whether the registrant may engage in a merger or acquisition of another company.

In response to the Staff’s comment, the Company has deleted the reference to “target market” on page 36 of the prospectus. The Company believes that the use of the term “assets” is consistent in the context it is being used in the prospectus because the assets the Company seeks to acquire will not only be controlling equity stakes in businesses (though this will represent a significant majority of its assets), but also may include other debt and minority equity positions. Additionally, in response to the Staff’s comment, the Company supplementally notes to the Staff that the current disclosure defines controlling equity stakes as “companies in which [the Company] maintain[s] fully diluted equity ownership of more than 51%” on page 69 of the prospectus under the caption “Business—Business Strategy—Acquisition Approach.” The Company also respectfully submits to the Staff that the current disclosure provides that “[the Company] intend[s] for [its] acquisition of long-term controlling equity stakes and in combination with loan positions in the businesses [it] acquire[s] to comprise a significant majority of [its] total assets” as well as that its acquisition of debt and minority equity positions “will comprise a minority of [its] total assets” on page 67 of the prospectus under the caption “Business—Business Strategy.” The Company has revised the disclosure on pages 2 and 67 of the prospectus to reflect such existing disclosure. Furthermore, the Company has revised the disclosure on page 67 of the prospectus to clarify that the Company has no current intention of engaging in a strategic merger or acquisition.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Estimated Use of Proceeds, page 45

17.	We note the statement that the 5%, 80% and 15% allocation assumption is based upon the Managing Dealer’s expectations. Please revise to disclose the basis for the “Managing Dealer’s expectations” regarding the allocation among the 3 types of shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the prospectus to explain that the 5%, 80% and 15% allocation assumption is based upon the Managing Dealer’s expectations taking into consideration, among other factors, the experiences of other multi-class blind pool initial public offerings, current market demand and anticipated regulatory changes.

18.	We note the reference to wholesaling activities on page 145. Please revise the disclosure of expenses to address estimated wholesaling activities.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as disclosed on page 96 of the prospectus, the Managing Dealer may reallow all or a portion of the selling commissions or the dealer manager fees to participating broker dealers. The Company also notes that any expenses incurred by broker dealers relating to wholesaling activities “will be deemed to be underwriting compensation and will be paid out of existing selling commissions and/or dealer manager fees,” as disclosed on page 141 of the prospectus. The Company therefore believes that the current disclosure is sufficient as it addresses estimated selling commissions and dealer manager fees and there will be no separate fees paid by the Company for any wholesaling activities.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Determination of Net Asset Value, page 49

19.	Please provide us, on a supplemental basis, with your template for future NAV disclosures, including any key assumptions or methodologies that will be used in such calculations. Advise us whether you are considering more than one methodology or different methodologies for different types of assets – minority interests, debt, etc.

In response to the Staff’s comment, the Company advises the Staff that it will provide, on a supplemental basis, a template for future net asset value disclosures in connection with a subsequent amendment to the Registration Statement.

20.	If true, please disclose that the board may determine the estimated per share NAV based upon internal valuation assessments and not independent valuation assessments, and also disclose that such assessments may be materially different. Please include risk factor disclosure as appropriate.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 20 and 50 of the prospectus.

21.	We note the statement that the board has retained an independent valuation firm. Please identify the valuation firm and briefly describe its experience valuing businesses and other assets in transactions similar to yours.

In response to the Staff’s comment, the Company supplementally advises the Staff that it anticipates that the Board of Directors will retain Valuation Research Corporation (“VRC”) as an independent valuation firm. VRC has provided valuation services to the U.S. and international businesses for more than 40 years. VRC’s global network consists of more than 750 professionals, and has completed engagements in over 60 countries. VRC is actively engaged in the business of undertaking the valuations of businesses, equity and debt securities, loans, derivative instruments, structured products, intangible assets, fixed assets and real estate in connection with mergers, acquisitions, divestitures, recapitalizations, financings and similar transactions, and is not affiliated with the Company, the Manager or the Sub-Manager.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

22.	Please explain to us whether and how you intend to update the prospectus to reflect significant events that will have a material impact on NAV before such impact is reflected in the NAV calculation. Additionally, please disclose the persons and mechanisms that will ensure that your NAV calculation reflects market conditions and the other items addressed under “Factors Impacting Our Operating Results” beginning on page 57.

In response to the Staff’s comment, the Company supplementally advises that while it is possible that over the life of any such offering in extraordinary circumstances a sudden event of sufficient magnitude could occur such that immediate disclosure is necessary, the Company expects such situations to be rare. In that event, standard disclosure protocols trigger any combination of prospectus supplements, press releases, Form 8-K filings and postings to the issuer’s website. The Company would expect to use these same methods of disclosure if necessary to disseminate information as quickly as practicable so that investors can take any action they deem appropriate, but these are expected to be rare circumstances, and by definition not the kind of situations that can easily be predicted ahead of time. Therefore, the Company does not believe that it would be feasible, or for that matter helpful to investors, to script any specific mechanism to deal with situations that can only be dealt with in real time as they occur. The Company is mindful of its obligations under Rule 159 and endeavors to make all appropriate disclosures as promptly as practicable in a manner designed to reach investors as effectively as possible, particularly investors who have submitted subscriptions for new shares.

23.	Explain to us how the NAV, as determined by the board, will correlate to the calculation of assets less liabilities in your audited financial statements.

In response to the Staff’s comment, the Company supplementally advises the Staff that the calculation of its net asset value is intended to be a calculation of the fair value of the Company’s assets less its outstanding liabilities, as described on page 49 of the prospectus. As the Company intends to utilize the specialized accounting principles of ASC Topic 946, net asset value as determined by the board will correlate to the calculation of assets less liabilities in the Company’s audited financial statements. To calculate its net asset value for the purpose of establishing a purchase and repurchase price for the shares, the Company has adopted a model, as described on page 49 of the prospectus, that measures the fair value of its assets and liabilities generally in accordance with the generally accepted accounting principles set forth in ASC 820 and ASC 946. The Company also advises the Staff that because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable inputs, the calculated fair value of the Company’s assets may differ from their actual realizable value, as disclosed on pages 20, 40 and 50 of the prospectus.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

24.	We note the statement on page 50 that for most of your assets, market quotations will not be available. Please revise to explain to investors how they can identify your assets and information necessary to make their own assessments as to value.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the prospectus as requested.

25.	Revise page 50 to clarify what you mean by “unobservable inputs.”

In response to the Staff’s comment, the Company respectfully notes that the Company’s disclosure on page 50 of the prospectus includes an explanation of what “unobservable inputs” are by noting that they “include situations where there is little, if any, market activity for the investment” and include investments such as “total return swap agreements, illiquid corporate bonds and loans, common and preferred stock investments, and equity options that lack observable market pricing.”

Prior Performance of the Manager, page 52

26.	We note the statement on page 4 that investors should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of success. We also note the lack of comparability due to “up-front commissions, fees and other expenses associated with this offering” and other “laws and regulations that will apply,” which were not present in the programs you highlight on page 2 and in more detail beginning on page 52. Given the significant structural, target industry and regulatory differences, please tell us why you believe highlighting the prior programs in this way provides relevant and materially complete disclosure.

In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company believes its disclosure of the prior performance of the Manager, the Sub-Manager and their respective affiliates provides relevant and material information to an investor’s investment decision.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The Company notes that the SEC approved Guide 5 for publication in 1976 to provide disclosure guidance for preparing registration statements relating to offers and sales of interests in real estate limited partnerships. While Guide 5, by its terms, applies only to real estate limited partnerships, in Release No. 33-6900 the SEC stated that “the requirements contained in the Guide should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts and for all other limited partnership offerings.” The Staff has also advised in prior deals that the requirements of Guide 5 should be considered, as appropriate, in the preparation of registration statements for blind pool offerings. In blind pool offerings, investors do not for the most part know what assets will be acquired by the registrant. As a result, investors would not be able to evaluate the investment based on the financial performance of such assets, and must instead look to prior performance or track record information of the registrant’s sponsor. Accordingly, the Company has endeavored to include the disclosures required by Guide 5, including the information required by Item 8 of Guide 5 with respect to the prior performance of the Manager, the Sub-Manager and their respective affiliates. It is important to note that the Company’s business strategy is the same strategy that has been used by affiliates of the Sub-Manager in relation to the Private Acquisition Funds, which are described under the caption “Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates” of the Registration Statement.

Item 8 of Guide 5 calls for a performance narrative and tables that illustrate the prior performance of programs sponsored by the general partner and its affiliates. Guide 5 provides that sponsors with a “public track record” generally may limit prior performance disclosure to information about public programs. A sponsor would be considered to have a “public track record” if it has sponsored at least three programs with investment objectives similar to those of the registrant that filed reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and at least two public programs with investment objectives similar to those of the registrant that had three years of operations after investments of 90% of the amount available for investment. In addition, at least two of the public offerings for programs with investment objectives to those of the registrant must have closed in the previous three years.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The Company supplementally notes that none of the Manager, the Sub-Manager or their respective affiliates has a “public track record” as defined under Item 8 of Guide 5. Accordingly, the Company has endeavored to comply with Item 8 of Guide 5 by including a narrative summary in the prospectus of the Manager, the Sub-Manager and their respective affiliates experience during the past ten years with respect to all programs regardless of the investment objectives of such programs. Additionally, the Company acknowledges the Staff’s view that prior performance information should be limited to information that is most likely to be material to investors (CF Disclosure Guidance: Topic No. 6). As a result, the Company has included performance tables in the prospectus that summarize programs sponsored by the Sub-Manager and its affiliates because certain of these programs have comparable business strategies or business objectives to that of the Company, which provides the most meaningful information for investors to evaluate an investment in the Company.

Furthermore, the Company has highlighted the structural and regulatory differences between the Company and programs sponsored by the Manager, the Sub-Manager and their affiliates, which arise from certain of such programs having been conducted through privately held entities, because the Company believes that such disclosure is relevant and material information for investors to understand in evaluating an investment in the Company, which will be a publicly registered entity. In its review of prior performance disclosure by other non-traded companies, the Company supplementally notes that it is common for such disclosures to address these types of structural and regulatory differences, and to make clear that a sponsor’s past performance in respect to one program does not guarantee similar future results in respect to another program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Basis of Presentation, page 58

27.	We note your disclosure on page 65 and elsewhere that you intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies, which will become your majority-owned subsidiaries. We also note your disclosure on page 58 which indicates that although you will be organized and intend to conduct your business in a manner so that you will not be required to register as an investment company under the Investment Company Act, your financial statements will be prepared using the specialized accounting principles of ASC Topic 946. Since you do not anticipate being an entity regulated under the Investment Company Act of 1940, please explain in detail how you considered the guidance in ASC 946-10-15-5 through 946-10-15-9 (as well as the implementation guidance in ASC 946-10-55) in determining that it is appropriate to prepare your financial statements using the specialized accounting principles of ASC 946 applicable to investment companies. Please make reference to the specific provisions in ASC 946 that support your determination and explain in your critical accounting policies section the basis for your anticipated accounting treatment in your financial statements.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The Company supplementally advises the Staff that it has determined that its financial statements should be prepared using the specialized accounting principles under ASC 946 because (1) the Company possesses the fundamental and typical characteristics of an investment company under the provisions of ASC 946, and (2) such presentation will be most meaningful to the Company’s shareholders. The Company has based this conclusion upon an evaluation and analysis of ASC Topic 946 (including ASC 946-10-15-5 through 946-10-15-9 (as well as the implementation guidance in ASC 946-10-55)) and the Company’s stated business strategy and objectives and the assets it is targeting.

I. The Company Possesses the Fundamental and Typical Characteristics of an Investment Company under the provisions of ASC 946

As outlined in its response to the Staff’s Comment 15 above, the Company intends to conduct its operations directly and through wholly- or majority-owned subsidiaries, so that it and each of its subsidiaries does not fall within, or is excluded from, the definition of an “investment company” under the 1940 Act. ASC 946-10-15-5 explicitly recognizes that ASC 946 accounting may be applied to non-investment companies, stating that “an entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company [for purposes of ASC 946].” In other words, a company may not be regulated under the 1940 Act but still prepare its financial statements as an investment company for the purposes of, and in accordance with, ASC 946. See Greenbacker Renewable Energy Company LLC (Registration No. 333-178786) and Trilinc Global Impact Fund, LLC (Registration No. 333-185676), which are both applicable examples.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The Company possesses all of the fundamental and typical characteristics necessary for an entity to use investment company accounting under ASC 946-10-15-6 and ASC 946-10-15-7, as further discussed below.

The following sets forth the Company’s analysis of characteristics under ASC 946 and describes how each characteristic applies to the Company.

Fundamental characteristics of an investment company (ASC 946-10-15-6)

ASC 946-10-15-6 states that an investment company has the following fundamental characteristics:

(a)(1) obtains funds from one or more investors and provides the investor with investment management services and (2) commits to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

(b) The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits form an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

The Company expects to obtain funds from multiple investors and provide management services through the Manager, the Sub-Manager, the Administrator and the Sub-Administrator. The management services include the ability for the Company’s investors to invest in private equity investments typically unattainable by individual investors.

The Company commits to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both. The Company’s business strategy is to provide current income and long term appreciation, while protecting invested capital. As disclosed in “Business—Business Strategy” and elsewhere in the prospectus, the Company intends to acquire controlling equity stakes in combination with loan positions (typically in the form of senior and subordinated notes) in durable and growing middle-market companies. The Sub-Manager intends to be integrally involved with the businesses the Company acquires from the initial acquisition to create value over a long-term horizon. The Sub-Manager will add value to the existing management teams by offering financial, strategic and operational advice while respecting management’s operational autonomy.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

While the Company expects to hold its businesses with a long-term time horizon, the Company’s initial acquisition strategy must include a reasonable time frame to realize capital appreciation which includes recapitalizations, public offerings or sales of businesses. Exit decisions will be made with the objective of maximizing shareholder value. The Company notes that ASC 946-10-55-10 permits an investment company under ASC 946 to provide assistance with the day-to-day management of the operations of the businesses it acquires and to provide financial support, such as a loan, capital commitment, or guarantee to the businesses it acquires if these services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for such investment company.

The Company does not expect to obtain or have the objective of obtaining returns or benefits from a business it acquires or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Typical characteristics of an investment company (ASC 946-10-15-7)

ASC 946-10-15-7 states that an investment company also has the following typical characteristics:

1) It has more than one investment

2) It has more than one investor

3) It has investors that are not related parties for the parent or the investment manager

4) It has ownership interests in the form of equity or partnership interests

5) It manages substantially all of its investments on a fair value basis

The Company will pool funds derived from multiple unrelated investors to make acquisitions of durable, middle-market businesses. These investors will receive equity shares in the Company. The Company will transact with investors on the basis of net asset value per share and incurs asset based fees, both of which are based on the fair value of its assets.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Other Accounting Guidance Supporting the Use of Investment Company Accounting

The Company notes that ASC 946-20-05-1E states “a venture capital investment company is more actively involved with its investees. In addition to providing funds, whether in the form of loans or equity, a venture capital investment company often provides technical and management assistance to its investees as needed and requested. That assistance is provided for maximizing the overall value of the investment rather than for other benefits.” Therefore, the Company’s proposed business strategy is consistent with the authority cited above.

The Company also notes that the attributes of an investment company do not preclude an entity from owning controlling equity stakes in the businesses it acquires. Additionally, the AICPA published Technical Question and Answer 9610.34, Application of the Notion of Value Maximization for Measuring Fair Value of Debt and Controlling Equity Positions, which acknowledges that investment companies (private equity funds or business development companies) may hold controlling equity stakes in businesses and apply investment company accounting. Accordingly, although the Company is not a private equity fund or a business development company, the Company believes that the guidance published by the AICPA indicates that the fact that the Company may hold controlling equity stakes in businesses should not preclude the Company from applying investment company accounting.

Additionally, ASC 946-10-05-6 acknowledges that different types of investment companies will have different operating methods and it includes an example demonstrating that venture capital investment companies are more involved with their investees than other types of investment companies. In addition to providing equity and debt capital, venture capital investment companies often provide technical and management assistance to their investees. The Company believes that its planned operating methods, including the ability in certain situations to participate in a business’s significant decisions, may be similar in some respects to a venture capital investment company’s involvement with its investees.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

II. Investment Company Accounting will be Most Meaningful to Shareholders

The Company believes that consolidating the businesses it acquires in its financial statements for accounting purposes would be misleading to investors and would not allow investors to assess the changes in fair value to each business on a recurring basis, which is how the Company’s investors will evaluate its performance. Each business will be valued independently of each other in determining the Company’s net asset value, which is the basis upon which the offering price per share for each class will be determined. Therefore, consolidating these businesses would not serve any useful purpose to either the Company or its investors in evaluating the Company’s performance.

Assets held by the Company will be managed on a fair value basis. The Company believes that recognizing the Company’s assets at fair value on a recurring basis as required by ASC 946 will provide investors with a far more accurate view of the performance of the Company’s assets than consolidating businesses in which the Company has controlling equity stakes. Using fair value techniques in determining the value of assets is important to investors for multiple reasons including (1) the use of a consistent valuation policy providing investors with the ability to compare the Company’s performance with other entities using investment company accounting, (2) the use of net asset value is consistent with other investment products in determining the share price of the offering, shares issued under the dividend reinvestment plan, and the share repurchase program, and (3) the use of net asset value, total return and gross assets (all investment company accounting terms) in determination of fees under the Management Agreement and the Sub-Management Agreement.

The Company also believes that the use of investment company accounting under ASC 946 provides more clarity to the Company’s financial statements enabling investors and other industry analysts to better understand the Company’s business and assets, as well as facilitating the evaluation of an investment in the Company as compared to other investment products in the market.

Conclusion

For these reasons, the Company respectfully submits to the Staff that the use of investment company accounting is appropriate because the Company meets all of the fundamental and typical characteristics of an investment company as defined by ASC 946-10-15-6 and ASC 946-10-15-7 above. Additionally, the Company believes that the use of investment company accounting is the most relevant measurement attribute for the Company’s investors given the Company’s business strategy of acquiring interests in businesses across multiple industries. Furthermore, the Company has revised the disclosure on page 59 of the prospectus to explain the basis for the Company’s anticipated accounting treatment in its financial statements.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Valuation of Asset, page 58

28.	Please revise this section to describe the principal categories of assets that you intend to hold and revise to discuss your planned valuation methodology for each principal category of your assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the prospectus as requested.

Offering Expenses, page 59

29.	We note your disclosure that offering expenses will be capitalized as deferred offering expenses and expensed to the company’s statement of operations over a 12-month period. It appears to us that offering expenses attributable to an offering of securities should be charged against the gross proceeds of the offering rather than expensed. Refer to SAB Topic 5A. Please revise or advise.

In response to the Staff’s comment, the Company supplementally advises the Staff that it believes that the offering expenses attributable to a continuous offering of securities should be deferred until the Company begins its operations and be amortized to expense over a 12-month period. The Company respectfully notes that ASC 946-20-25 and ASC 946-20-35-5 provide that offering costs of issuers with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter be amortized to expense over 12 months on a straight-line basis. The Company additionally submits that TIS section 6910.23 “Accounting Treatment of Offering Costs Incurred by Investment Partnerships” notes that an issuer that continually offers its interests should defer offering costs incurred prior to the commencement of operations and then amortize them to expense over the period that it continually offers its interests, up to a maximum of 12 months.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Liquidity and Capital Resources, page 61

30.	Please expand your disclosure in this section to clearly identify all sources of financing and disclose whether you expect your current sources of cash to be sufficient to meet your liquidity needs for the next 12 months. Refer to Item 303(a)(1) and (2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the prospectus as requested.

Management of our underlying businesses, page 75

31.	Please revise to clarify with more specificity how you intend to generate income and conduct your operations. For example,

●	You discuss interest income on page 66. Please clarify when and how you intend to generate income from other sources;

●	You reference a monitoring group and the administration and compliance group of the Sub-Manager on page 75. Please quantify the approximate number of employees that are anticipated to be working on behalf of your interests; and

●	Please address the effect of existing or probable governmental regulations on your businesses.

In response to the Staff’s comment in the first and second bullets above, the Company has revised the disclosure on pages 67 and 77 of the prospectus, respectively, as requested. In response to the Staff’s comment in the third bullet above, the Company supplementally advises the Staff that it intends to include all required disclosures in its prospectus relating to the businesses it acquires, including the effect of existing or probable governmental regulations on such businesses as applicable. At this time, the Company has not acquired any businesses and, as a result, does not know the effect of existing or probable governmental regulation on the businesses it will acquire.

Management, page 77

32.	We note the statement on page 81 that you do not compensate your executive officers. However, your disclosure indicates that your executive officers will receive compensation “for their services performed for the Manager…from the fees paid by us to the Manager under the Management Agreement.” Please provide compensation disclosure pursuant to Item 402 of Regulation S-K. See Item 402(a)(2) of Regulation S-K.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

In response to the Staff’s comment, because the Company does not intend to directly compensate its executive officers or reimburse the Manager, or any other affiliated entity, for the salaries and benefits of the Company’s executive officers, and because the maximum compensation the Company will pay to the Company’s Manager is disclosed in the prospectus, the Company respectfully submits that the Company is in compliance with the requirements of Item 402 of Regulation S-K. The Company has revised the disclosure under “Management—Compensation of Executive Officers” on page 83 of the prospectus to clarify that the Company plays no role in how the Manager compensates its employees.

The Company is externally managed and currently has no employees. All of the Company’s executive officers serve as officers of the Manager and are employees of the Manager or one or more of its affiliates. The Management Agreement provides that the Manager is responsible for the day-to-day management of the Company. The Management Agreement does not require the Company’s executive officers to dedicate a specific amount of time to fulfilling the Manager’s obligations to us under the Management Agreement. The Company’s executive officers do not receive any cash compensation from the Company or any of its subsidiaries for serving as the Company’s executive officers but, instead, receive compensation from the Manager as officer and/or employee of the Manager. The purpose of the management fee is not to provide compensation to its executive officers, but to compensate the Manager for the services it provides for the day-to-day management of the Company. No specific portion of the management fee is designated for use by the Manager as compensation to its employees who are executive officers of the Company, and the Company is not required to, and does not, separately reimburse the Manager for compensation paid by the Manager to those persons. Furthermore, the Company does not have employment agreements with its executive officers, and it does not provide pension or retirement benefits, perquisites or other personal benefits to its executive officers, its executive officers have not received any nonqualified deferred compensation and the Company does not have arrangements to make payments to its executive officers upon their termination or in the event of a change in control of the Company.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The Company is not entitled, under the terms of the Management Agreement or otherwise, to review or approve compensation decisions made by the Manager. The Company also respectfully advises the Staff that attempting to provide compensation information about its executive officers could lead to the incorrect view that the executive officers are employees of the Company rather than the Manager and/or that the Board of Directors is directly or indirectly responsible for the Manager’s compensation decisions, which it is not.

While the Company recognizes that the language in Item 402(a)(2) defining “compensation” is intentionally broad, the Company believes that the Commission’s requirement for disclosure relating to third party transactions that have a compensatory purpose reflects the Commission’s clear intent to limit the application of Item 402 to transactions that are part of an executive officer compensation program established by the registrant and its board of directors. The Company believes that this limitation is appropriate given that one of the primary purposes of Item 402 is to provide information regarding how the board determines executive officer compensation in order for stockholders to evaluate the performance of the board in its oversight of management. However, as described above, the Board of Directors is not responsible for, and has no control over, the compensation decisions made by the Manager in respect to its employees. Rather, the Manager independently makes all compensation determinations for its employees without any direction by, or involvement of, the Company’s Board of Directors and without reference to any specific policies or programs under the oversight of the Board of Directors. Therefore, the Company respectfully advises the Staff that the compensation paid by the Manager to its employees who are serving as the Company’s executive officers cannot be considered to be part of the Company’s executive officer compensation program.

The Company also notes that in its review of public filings made over many years by other companies with similar management arrangements, the fees and other compensation paid to the managers are disclosed, but no other compensation information with respect to executive officers is included. The Company acknowledges that to the extent that the Company pays compensation directly to its executive officers, including any equity compensation, for the period covered under Item 402, the Company will provide disclosure of such compensation in the prospectus.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

The Offering, page 142

33.	Please clarify how investors can qualify for volume discounts.

In response to the Staff’s comment, the Company has revised the disclosure to provide a cross-reference on page 138 of the prospectus to its volume discount disclosure under the caption “Plan of Distribution—Volume Discounts (Class A Shares Only).”

Managing Dealer and Broker-Dealer Compensation, page 146

34.	Please revise your disclosure to briefly explain the purpose of the dealer manager fee and describe the services provided by the dealer manager.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 under the section captioned “Plan of Distribution—Managing Dealer and Broker-Dealer Compensation” to explain the purpose of the dealer manager as follows: CNL Securities Corp. will serve as the Managing Dealer in our offering. The Managing Dealer is not obligated to purchase any of our shares, but has only agreed to use “best efforts” to sell the shares to investors.

The Company respectfully notes that the Company’s disclosure under the section captioned “Plan of Distribution—Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)” on page 139 of the prospectus includes an explanation of the purpose the dealer manager fee by noting that the 3.00% dealer manager fee of the price of each Class A share or Class T share sold in the offering will be paid to CNL Securities Corp. as compensation for marketing the shares in connection with the offering, which includes coordinating the marketing of the shares with any participating broker-dealers.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

February 16, 2017

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:          CNL Strategic Capital, LLC

Kirk A. Montgomery

Clifford Chance US LLP

Jay L. Bernstein

Larry P. Medvinsky